October 25, 2021

VIA EDGAR

Ms. Sherry Haywood

Mr. Geoffrey Kruczek

Ms. Effie Simpson

Mr. Mark Rakip

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GLOBALFOUNDRIES Inc.

Registration Statement on Form F-1 (File No. 333-260003)

Dear Ms. Haywood, Mr. Kruczek, Ms. Simpson and Mr. Rakip:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GLOBALFOUNDRIES Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on October 27, 2021 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225 2632, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ Jeff Worth
Name:	Jeff Worth
Title:	Vice President and General Counsel

cc:	Dr. Thomas Caulfield

GLOBALFOUNDRIES Inc.

David Lopez

Gamal M. Abouali

Adam Fleisher

Cleary Gottlieb Steen & Hamilton LLP

Tad J. Freese

Matthew T. Bush

Latham & Watkins LLP